SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                         Issuer Pursuant to Rule 13a-16
                                or 15d-16 of the
                         Securities Exchange Act of 1934


         Report on Form 6-K the period from 22 April 2006 to 5 May 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:
1. A notification dated 24 April 2006 advising that ABN Amro Bank N.V. have a 3.03% interest in the issued Ordinary share capital of the Company.
2. A notification dated 26 April 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 25 April 2006 the Company had 513,239,577 Ordinary shares in issue.

3. A notification dated 27 April 2006 advising that The Goldman Sachs Group, Inc have a 3.14% interest in the issued Ordinary share capital of the Company.
4. A notification dated 27 April 2006 advising that The BOC Group and Shanghai Petrochemical Co. Ltd are to form a 50/50 industrial gases joint venture, BOC-SPC Gases Company Ltd.
5.   A notification dated 28 April 2006 in accordance with Rules 8.1(a) and (b)
     (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
6. A notification dated 2 May 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 28 April 2006 the Company had 513,277,734 Ordinary shares in issue.
7. A notification dated 2 May 2006 advising that Bear Stearns International Trading Limited have a 4.05% interest in the issued Ordinary share capital of the Company.
8. A notification dated 3 May 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 2 May 2006 the Company had 514,055,692 Ordinary shares in issue.
9. A notification dated 4 May 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 3 May 2006 the Company had 514,062,200 Ordinary shares in issue.
10. A notification dated 5 May 2006 advising that The BOC Group plc will be announcing its results for the half-year ended 31 March 2006 on Thursday 11 May 2006.
11. A notification dated 5 May 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
12. A notification dated 5 May 2006 advising of the exercise of 755 options over The BOC Group plc Ordinary shares of 25p each by S J Dempsey, a person discharging managerial responsibility within the BOC Group, under The BOC Group plc SAYE scheme granted on 6 March 2001.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 24 APRIL 2006
                  AT 08.37 HRS UNDER REF: PRNUK-2404060836-79D3

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.  Name of company                                      2. Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
    THE BOC GROUP plc                                       ABN AMRO BANK NV
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.  Please state whether notification indicates that     4. Name of the registered holder(s) and, if more than one
    it is in respect of holding of the shareholder          holder, the number of shares held by each of them
    named in 2 above or in respect of a non-beneficial
    interest or in the case of an individual holder if
    it is a holding of that person's spouse or children
    under the age of 18
-------------------------------------------------------------------------------------------------------------------------
    NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2           SEE ADDITIONAL INFORMATION
    ABOVE
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.  Number of         6. Percentage of issued         7. Number of shares/amount      8. Percentage of issued class
    shares/amount of     class                           of stock disposed
    stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.  Class of security                                10. Date of transaction         11. Date company informed
-------------------------------------------------------------------------------------------------------------------------
    ORDINARY SHARES OF 25P EACH                          20 APRIL 2006                   21 APRIL 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification        13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
    15,533,683                                           3.03%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14. Any additional information                       15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
    IN A LETTER DATED 21 APRIL 2006, THE BOC GROUP       SARAH LARKINS
    plc HAS BEEN ADVISED THAT ABN AMRO BANK NV LONDON    ASSISTANT COMPANY SECRETARY
    BRANCH HOLDS A 3.03% INTEREST IN THE ORDINARY        01276 807383
    SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification
-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   24 APRIL 2006

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 26 APRIL 2006
                  AT 07.00 HRS UNDER REF: PRNUK-2604060654-326F


26 April 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 25 April 2006 it had in issue 513,239,577 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 27 APRIL 2006
                  AT 09.58 HRS UNDER REF: PRNUK-2704060957-FABB

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.  Name of company                                      2. Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
    THE BOC GROUP plc                                       THE GOLDMAN SACHS GROUP, INC.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.  Please state whether notification indicates that     4. Name of the registered holder(s) and, if more than one
    it is in respect of holding of the shareholder          holder, the number of shares held by each of them
    named in 2 above or in respect of a non-beneficial
    interest or in the case of an individual holder if
    it is a holding of that person's spouse or children
    under the age of 18
-------------------------------------------------------------------------------------------------------------------------
    NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2           GOLDMAN, SACHS & CO - 52,768
    ABOVE                                                   GOLDMAN SACHS INTERNATIONAL - 16,052,626
                                                            GS&CO - 1,386
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.  Number of         6. Percentage of issued         7. Number of shares/amount      8. Percentage of issued class
    shares/amount of     class                           of stock disposed
    stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.  Class of security                                10. Date of transaction         11. Date company informed
-------------------------------------------------------------------------------------------------------------------------
    ORDINARY SHARES OF 25P EACH                          24 APRIL 2006                   27 APRIL 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification        13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
    16,106,780                                           3.14%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14. Any additional information                       15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
    IN A LETTER DATED 26 APRIL 2006, THE BOC GROUP       SARAH LARKINS
    plc HAS BEEN ADVISED THAT THE GOLDMAN SACHS GROUP,   ASSISTANT COMPANY SECRETARY
    INC HOLDS A 3.14% INTEREST IN THE ORDINARY           01276 807383
    SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification
-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   27 APRIL 2006

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 27 APRIL 2006
                  AT 11.15 HRS UNDER REF: PRNUK-2704061114-B12B

27 April 2006

BOC and SPC to form industrial gases joint venture in Shanghai, China

BOC (LSE:BOC and NYSE:BOX) and Shanghai Petrochemical Co. Ltd. (SPC), a subsidiary of Sinopec Group, have signed an agreement to form a 50/50 industrial gases joint venture (JV) and entered into a contract to supply industrial gases to SPC (HKSE:0338 and SHSE:600688) and nearby users in Shanghai, China.

The JV, BOC-SPC Gases Company Ltd., will invest more than US$80 million in acquiring four air separation units (ASU) from SPC and building a new large ASU capable of producing 1,400 tonnes a day of oxygen. The JV will supply SPC and third party markets a total of more than 5,000 tonnes per day of oxygen, nitrogen and argon.

"We are very honored that SPC has selected BOC as its partner. We believe the joint venture will become a major industrial gas supplier in the region, supporting SPC's growing business," said Steven Fang, business unit head responsible for managing BOC's large tonnage schemes in China.

Ben Van Den Hooven, president of BOC Process Systems, added, "We are very pleased that BOC can continue the co-operation and enhance the relationship with Sinopec after the successful establishment of the joint venture with Yangtze Petrochemical Cooperation, another Sinopec subsidiary in Nanjing. BOC has long been committed to China and we will continue to strive to deliver tailored solutions to our key customer, Sinopec."

"In order to focus on our core business and improve the specialized management system, we selected BOC as our partner through a rigid selection process. BOC is an international industrial gas company with a very good track record in China. We expect a continuous, reliable supply of gases to meet our business needs. The economic benefits for both parties from this joint venture will also serve as the foundation for this win-win relationship," commented Rong Guangdao, Chairman, SPC.

About BOC

The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs over 30,000 people and had total revenues of (pound)4.6 billion in 2005. In Asia, BOC has been established for more than 70 years. It serves more than 55,000 customers and operates in 15 countries. BOC's investments, particularly in the chemicals, electronics and metals sectors in China, now total around US$600 million. BOC has more than twenty wholly-owned companies and joint ventures in China, employing some 1,600 people. Further information about The BOC Group may be obtained on the Internet at www.boc.com.

About SPC
SPC, one of the subsidiaries of Sinopec Corp., is one of the largest refining-chemical integrated petrochemical companies in China with the sales revenue of RMB 45.9 billion in 2005. The Sinopec Corp. holds 55.56% share in this company. Further information about The SPC may be obtained from the Internet at www.spc.com.cn

Sinopec Corp. is a Chinese company listed in Hong Kong, New York, London and Shanghai. The Company is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries include: exploring, developing, producing and trading crude oil and natural gas; processing crude oil into refined oil products; producing, trading, transporting, distributing and marketing refined oil products; and producing and distributing chemical products. Based on 2005 turnover, Sinopec Corp. is one of the largest listed companies in China. The Company is one of the largest crude oil and petrochemical companies in China and Asia. It is also one of the largest gasoline, diesel and jet fuel and other major chemical products producers and distributors in China and Asia. For additional information about Sinopec Corp., please visit the Company's website at www.sinopec.com.

Contact:
Christopher Marsay                     Zhang Weijing
Director, Investor Relations           International Department Director
The BOC Group                          Sinopec Shanghai Petrochemical Co Ltd
Tel: +44 1276 477222                   Tel: +86-21-57941941- 20802
                                       Fax: +86-21-57941741
                                       E-mail: zhangwj@spc.com.cn

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 28 APRIL 2006
                  AT 13.02 HRS UNDER REF: PRNUK-2804061458-2D0C

                                                                        FORM 8.1

           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)


1. KEY INFORMATION

----------------------------------------------------------------------------------------------------------
Name of person dealing (Note 1)                        Anthony Alfred HEMMING
----------------------------------------------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
----------------------------------------------------------------------------------------------------------
Class of relevant security to which the dealings       Ordinary Shares of 25 pence each
being disclosed relate (Note 2)
----------------------------------------------------------------------------------------------------------
Date of dealing                                        24 January 2006
----------------------------------------------------------------------------------------------------------


2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------- ---------------------------------- ----------------------------------
                                                    Long                               Short
------------------------------------- ---------------------------------- ----------------------------------
                                      Number                       (%)   Number                       (%)
------------------------------------- ---------------- ----------------- ----------------------------------
(1) Relevant securities                    2,500            0.0004                      N/A

------------------------------------- ---------------------------------- ----------------------------------
(2) Derivatives (other than options)                 N/A                                N/A

------------------------------------- ---------------------------------- ----------------------------------
(3) Options and agreements to                        N/A                                N/A
purchase/sell
------------------------------------- ---------------- ----------------- ----------------------------------
Total                                      2,500            0.0004                      N/A
------------------------------------- ---------------- ----------------- ----------------------------------

(b)  Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------- ---------------------------------- ----------------------------------
Class of relevant security:                         Long                               Short

------------------------------------- ---------------------------------- ----------------------------------
                                      Number                       (%)   Number                       (%)
------------------------------------- ---------------------------------- ----------------------------------
(1) Relevant securities                              N/A                                N/A
------------------------------------- ---------------------------------- ----------------------------------
(2) Derivatives (other than options)                 N/A                                N/A
------------------------------------- ---------------------------------- ----------------------------------
(3) Options and agreements to                        N/A                                N/A
purchase/sell
------------------------------------- ---------------------------------- ----------------------------------
Total                                                N/A                                N/A

------------------------------------- ---------------------------------- ----------------------------------

                                                                Page 8 of 24



(c) Rights to subscribe (Note 3)

------------------------------------------------------ ----------------------------------------------------
Class of relevant security:                            Details
------------------------------------------------------ ----------------------------------------------------
Ordinary Shares of 25 pence each                       N/A
------------------------------------------------------ ----------------------------------------------------

3. DEALINGS (Note 4)

(a) Purchases and sales

------------------------------------- ---------------------------------- ----------------------------------
Purchase/sale                         Number of securities               Price per unit (Note 5)
------------------------------------- ---------------------------------- ----------------------------------
Sale (by spouse)                      602                                1400p

------------------------------------- ---------------------------------- ----------------------------------

(b) Derivatives transactions (other than options)

---------------------------- ------------------------- -------------------------- -------------------------
Product name,                Long/short (Note 6)       Number of securities       Price per unit (Note 5)
e.g. CFD                                               (Note 7)
---------------------------- ------------------------- -------------------------- -------------------------
N/A
---------------------------- ------------------------- -------------------------- -------------------------

(c) Options transactions in respect of existing securities

         (i) Writing, selling, purchasing or varying

----------------- -------------- -------------- -------------- -------------- -------------- --------------
Product name,     Writing,       Number of      Exercise       Type, e.g.     Expiry         Option money
e.g. call option  selling,       securities     price          American,      date           paid/
                  purchasing,    to which the                  European etc.                 received per
                  varying etc.   option                                                      unit (Note 5)
                                 relates
                                 (Note 7)
----------------- -------------- -------------- -------------- -------------- -------------- --------------
N/A               N/A            N/A            N/A            N/A            N/A            N/A
----------------- -------------- -------------- -------------- -------------- -------------- --------------

(ii)     Exercising

------------------------------------- ---------------------------------- ----------------------------------
Product name, e.g. call option        Number of securities               Exercise price per unit (Note 5)
------------------------------------- ---------------------------------- ----------------------------------
N/A                                   N/A                                N/A
------------------------------------- ---------------------------------- ----------------------------------

(d) Other dealings (including new securities) (Note 4)

------------------------------------- ---------------------------------- ----------------------------------
Nature of transaction (Note 8)        Details                            Price per unit (if applicable)
                                                                         (Note 5)
------------------------------------- ---------------------------------- ----------------------------------
N/A                                   N/A                                N/A
------------------------------------- ---------------------------------- ----------------------------------

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------

Is a Supplemental Form 8 attached? (Note 9)                    NO

--------------------------------------------------------------------------------
Date of disclosure                                     28 April 2006
--------------------------------------------------------------------------------
Contact name                                           Carol Hunt
--------------------------------------------------------------------------------
Telephone number                                       01276 807759
--------------------------------------------------------------------------------
Name of offeree/offeror with which associated          The BOC Group plc
--------------------------------------------------------------------------------
Specify category and nature of associate status        Category (3) - directors
(Note 10)                                              (together with their
                                                       close relatives and
                                                       related trusts) of The
                                                       BOC Group plc and its
                                                       subsidiaries and fellow
                                                       subsidiaries and their
                                                       associated companies
--------------------------------------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                        INFORMATION SERVICE ON 2 MAY 2006
                  AT 07.01 HRS UNDER REF: PRNUK-0205060652-0D72


2 May 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 28 April 2006 it had in issue 513,277,734 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                        INFORMATION SERVICE ON 2 MAY 2006
                  AT 11.41 HRS UNDER REF: PRNUK-0205061141-5FDF

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.



All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.  Name of company                                      2. Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
    THE BOC GROUP plc                                       BEAR STEARNS INTERNATIONAL TRADING LIMITED
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.  Please state whether notification indicates that     4. Name of the registered holder(s) and, if more than one
    it is in respect of holding of the shareholder          holder, the number of shares held by each of them
    named in 2 above or in respect of a non-beneficial
    interest or in the case of an individual holder if
    it is a holding of that person's spouse or children
    under the age of 18
-------------------------------------------------------------------------------------------------------------------------
    NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2           SEE ADDITIONAL INFORMATION
    ABOVE
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.  Number of         6. Percentage of issued         7. Number of shares/amount      8. Percentage of issued class
    shares/amount of     class                           of stock disposed
    stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.  Class of security                                10. Date of transaction         11. Date company informed
-------------------------------------------------------------------------------------------------------------------------
    ORDINARY SHARES OF 25P EACH                          25 APRIL 2006                   28 APRIL 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification        13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
    20,794,905                                           4.05%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14. Any additional information                       15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
    IN A LETTER DATED 26 APRIL 2006, RECEIVED ON         SARAH LARKINS
    28 APRIL, THE BOC GROUP plc HAS BEEN ADVISED THAT    ASSISTANT COMPANY SECRETARY
    BEAR STEARNS INTERNATIONAL TRADING LIMITED HOLDS A   01276 807383
    4.05% (PREVIOUSLY 3.068%) INTEREST IN THE ORDINARY
    SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification
-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   2 MAY 2006

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                        INFORMATION SERVICE ON 3 MAY 2006
                  AT 07.00 HRS UNDER REF: PRNUK-0305060650-DED9


3 May 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 2 May 2006 it had in issue 514,055,692 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                        INFORMATION SERVICE ON 4 MAY 2006
                  AT 07.00 HRS UNDER REF: PRNUK-0405060648-B6FD


4 May 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 3 May 2006 it had in issue 514,062,200 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                        INFORMATION SERVICE ON 5 MAY 2006
                  AT 12.22 HRS UNDER REF: PRNUK-0505061221-11A7


5 May 2006

The BOC Group plc

The BOC Group plc will be announcing its results for the half-year ended 31 March 2006 on Thursday 11 May 2006.


Contact:        Christopher Marsay, Director - Investor Relations
                The BOC Group, Windlesham, UK
                Telephone 01276 477222 (International +44 1276 477222)

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                        INFORMATION SERVICE ON 5 MAY 2006
                  AT 14.34 HRS UNDER REF: PRNUK-0505061430-E3E4

                                                                        FORM 8.1

           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
       (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)


1. KEY INFORMATION

----------------------------------------------------------------------------------------------------------
Name of person dealing (Note 1)                        See attached Schedule
----------------------------------------------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
----------------------------------------------------------------------------------------------------------
Class of relevant security to which the dealings       Ordinary Shares of 25 pence each
being disclosed relate (Note 2)
----------------------------------------------------------------------------------------------------------
Date of dealing                                        See attached Schedule
----------------------------------------------------------------------------------------------------------

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------- ---------------------------------- ----------------------------------
                                                    Long                               Short
------------------------------------- ---------------------------------- ----------------------------------
                                      Number                       (%)   Number                       (%)
------------------------------------- ---------------- ----------------- ----------------------------------
(1) Relevant securities                       See attached Schedule             See attached Schedule

------------------------------------- ---------------------------------- ----------------------------------
(2) Derivatives (other than options)                 N/A                                N/A

------------------------------------- ---------------------------------- ----------------------------------
(3) Options and agreements to                        N/A                                N/A
purchase/sell
------------------------------------- ---------------- ----------------- ----------------------------------
Total                                         See attached Schedule             See attached Schedule
------------------------------------- ---------------- ----------------- ----------------------------------

(b)  Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------- ---------------------------------- ----------------------------------
Class of relevant security:                         Long                               Short

------------------------------------- ---------------------------------- ----------------------------------
                                      Number                       (%)   Number                       (%)
------------------------------------- ---------------------------------- ----------------------------------
(1) Relevant securities                              N/A                                N/A
------------------------------------- ---------------------------------- ----------------------------------
(2) Derivatives (other than options)                 N/A                                N/A
------------------------------------- ---------------------------------- ----------------------------------
(3) Options and agreements to                        N/A                                N/A
purchase/sell
------------------------------------- ---------------------------------- ----------------------------------
Total                                                N/A                                N/A
------------------------------------- ---------------------------------- ----------------------------------

                                                                Page 16 of 24



(c) Rights to subscribe (Note 3)

------------------------------------------------------ ----------------------------------------------------
Class of relevant security:                            Details
------------------------------------------------------ ----------------------------------------------------
Ordinary Shares of 25 pence each                       See attached Schedule
------------------------------------------------------ ----------------------------------------------------

3. DEALINGS (Note 4)

(a) Purchases and sales

------------------------------------- ---------------------------------- ----------------------------------
Purchase/sale                         Number of securities               Price per unit (Note 5)
------------------------------------- ---------------------------------- ----------------------------------
See attached Schedule
------------------------------------- ---------------------------------- ----------------------------------

(b) Derivatives transactions (other than options)

---------------------------- ------------------------- -------------------------- -------------------------
Product name,                Long/short (Note 6)       Number of securities       Price per unit (Note 5)
e.g. CFD                                               (Note 7)
---------------------------- ------------------------- -------------------------- -------------------------
N/A
---------------------------- ------------------------- -------------------------- -------------------------

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

----------------- -------------- -------------- -------------- -------------- -------------- --------------
Product name,     Writing,       Number of      Exercise       Type, e.g.     Expiry         Option money
e.g. call option  selling,       securities     price          American,      date           paid/
                  purchasing,    to which the                  European etc.                 received per
                  varying etc.   option                                                      unit (Note 5)
                                 relates
                                 (Note 7)
----------------- -------------- -------------- -------------- -------------- -------------- --------------
N/A               N/A            N/A            N/A            N/A            N/A            N/A
----------------- -------------- -------------- -------------- -------------- -------------- --------------

(ii)     Exercising

------------------------------------- ---------------------------------- ----------------------------------
Product name, e.g. call option        Number of securities               Exercise price per unit (Note 5)
------------------------------------- ---------------------------------- ----------------------------------
See attached Schedule                 N/A                                N/A
------------------------------------- ---------------------------------- ----------------------------------

(d) Other dealings (including new securities) (Note 4)

------------------------------------- ---------------------------------- ----------------------------------
Nature of transaction (Note 8)        Details                            Price per unit (if applicable)
                                                                         (Note 5)
------------------------------------- ---------------------------------- ----------------------------------
N/A                                   N/A                                N/A
------------------------------------- ---------------------------------- ----------------------------------

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------

Is a Supplemental Form 8 attached? (Note 9)                            NO

--------------------------------------------------------------------------------
Date of disclosure                                     5 May 2006
--------------------------------------------------------------------------------
Contact name                                           Carol Hunt
--------------------------------------------------------------------------------
Telephone number                                       01276 807759
--------------------------------------------------------------------------------
Name of offeree/offeror with which associated          The BOC Group plc
--------------------------------------------------------------------------------
Specify category and nature of associate status        Category (3) - directors
(Note 10)                                              (together with their
                                                       close relatives and
                                                       related trusts) of The
                                                       BOC Group plc and its
                                                       subsidiaries and fellow
                                                       subsidiaries and their
                                                       associated companies
--------------------------------------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
           For category 3 associates the period 28 April to 5 May 2006


Part A - Purchases and Sales
-------------------------------- ----------------- ------------------ ------------------ --------------- ---------------------------
                                                                                                         Resultant holding of
                                                                                                         shares
                                                                                                         (excl. shares under
Name                             Date of dealing   Purchase/Sale      Number of shares   Price ((pound))  option)

                                                                                                         Number              %
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
David Alexander BEECH            2 May 2006        Purchase (SAYE)    270                698p            270           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Lesley Alice BRETT               2 May 2006        Purchase (SAYE)    270                698p            1,542         0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Paul Jonathan CHAPMAN            2 May 2006        Purchase (SAYE)    2,398              766p            2,398         0.0005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Gordon John BROWN                2 May 2006        Purchase (SAYE)    812                698p            7,093         0.0014
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Roger Edward DIXON               2 May 2006        Purchase (SAYE)    959                766p            959           0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Brian Simpson EMSLIE             2 May 2006        Purchase (SAYE)    541                698p            12,374        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
James Alexander FORD             2 May 2006        Purchase (SAYE)    1,083              698p            37,873        0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Leigh Andrew FRANKS              2 May 2006        Purchase (SAYE)    479                766p            1,823         0.0003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Susan GAFFNEY                    2 May 2006        Purchase (SAYE)    162                698p            263           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Christopher GILL                 2 May 2006        Purchase (SAYE)    479                766p            479           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Anthony John HAMMOND             2 May 2006        Purchase (SAYE)    335                766p            335           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Anthony John HAMMOND             2 May 2006        Purchase (SAYE)    377                894p            712           0.0001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Carol Anne HUNT                  2 May 2006        Purchase (SAYE)    377                894p            1,594         0.0003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Paul James LITTMODEN             2 May 2006        Purchase (SAYE)    243                698p            243           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Jayne Susan MATTHEWS             2 May 2006        Purchase (SAYE)    604                894p            5,087         0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Vivek PANDEY                     2 May 2006        Purchase (SAYE)    108                698p            1,946         0.0004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Robert George STEVENS            2 May 2006        Purchase (SAYE)    191                766p            191           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Philip Alexander James           2 May 2006        Purchase (SAYE)    270                698p            1,705         0.0004
STRUTHERS
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Philip Alexander James           2 May 2006        Purchase (SAYE)    95                 766p            1,800         0.0004
STRUTHERS
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Mark SWEENEY                     2 May 2006        Purchase (SAYE)    143                766p            143           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Mark SWEENEY                     2 May 2006        Purchase (SAYE)    151                894p            294           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Mark SWEENEY                     2 May 2006        Purchase (SAYE)    54                 698p            348           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Philip Nigel THOMAS              2 May 2006        Sale               5,460              1556.21p        Nil           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Raymond WALKER                   2 May 2006        Purchase (SAYE)    191                766p            191           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------


Part B - Exercising Options
-------------------------------- ----------------- ------------------ ------------------ --------------- --------------------------
                                                                                                         Resultant holding of
                                                   Product name       Number of shares   Exercise        shares under option
Name                             Date of exercise  (e.g.              acquired           price ((pound)) Number            %
                                                   option/award)                         per share
-------------------------------- ----------------- ------------------ ------------------ --------------- --------------------------
David Alexander BEECH            2 May 2006        Option (SAYE)      270                698p            8,405        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lesley Alice BRETT               2 May 2006        Option (SAYE)      270                698p            3,000        0.0006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Paul Jonathan CHAPMAN            2 May 2006        Option (SAYE)      2,398              766p            Nil          0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Gordon John BROWN                2 May 2006        Option (SAYE)      812                698p            14,721       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Roger Edward DIXON               2 May 2006        Option (SAYE)      959                766p            168          0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Brian Simpson EMSLIE             2 May 2006        Option (SAYE)      541                698p            78,498       0.015
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
James Alexander FORD             2 May 2006        Option (SAYE)      1,083              698p            102,005      0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Leigh Andrew FRANKS              2 May 2006        Option (SAYE)      479                766p            2,203        0.0004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Susan GAFFNEY                    2 May 2006        Option (SAYE)      162                698p            872          0.0001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Christopher GILL                 2 May 2006        Option (SAYE)      479                766p            11,506       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Anthony John HAMMOND             2 May 2006        Option (SAYE)      335                766p            1,446        0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Anthony John HAMMOND             2 May 2006        Option (SAYE)      377                894p            1,069        0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Carol Anne HUNT                  2 May 2006        Option (SAYE)      377                894p            7,425        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Paul James LITTMODEN             2 May 2006        Option (SAYE)      243                698p            18,325       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Jayne Susan MATTHEWS             2 May 2006        Option (SAYE)      604                894p            9,126        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Vivek PANDEY                     2 May 2006        Option (SAYE)      108                698p            1,777        0.0003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Robert George STEVENS            2 May 2006        Option (SAYE)      191                766p            Nil          0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Philip Alexander James           2 May 2006        Option (SAYE)      270                698p            18,423       0.003
STRUTHERS
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Philip Alexander James           2 May 2006        Option (SAYE)      95                 766p            18,328       0.003
STRUTHERS
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mark SWEENEY                     2 May 2006        Option (SAYE)      143                766p            24,811       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mark SWEENEY                     2 May 2006        Option (SAYE)      151                894p            24,660       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mark SWEENEY                     2 May 2006        Option (SAYE)      54                 698p            24,606       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Raymond WALKER                   2 May 2006        Option (SAYE)      191                766p            1,903        0.0003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------


             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                        INFORMATION SERVICE ON 5 MAY 2006
                  AT 16.04 HRS UNDER REF: PRNUK-0505061603-911B


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.
----- ------------------------------ -------------- ----------------------------
1.     Name of the issuer            2.             State whether the
                                                    notification relates to (i)
                                                    a transaction notified in
                                                    accordance with DR
                                                    3.1.4R(1)(a); or

                                                    (ii) DR 3.1.4(R)(1)(b) a
                                                    disclosure made in
                                                    accordance with section
                                                    324 (as extended by section
                                                    328) of the Companies Act
                                                    1985; or

                                                    (iii) both (i) and (ii)

                 THE BOC GROUP plc                  IN ACCORDANCE WITH (i)
                                                    ABOVE

----- ------------------------------ -------------- ----------------------------
3.    Name of person discharging     4.             State whether notification
      managerial responsibilities/                  relates to a person
      director                                      connected with a person
                                                    discharging managerial
                                                    responsibilities/director
                                                    named in 3 and identify
                                                    the connected person

      STEPHEN JAMES DEMPSEY                         N/A
----- ------------------------------ -------------- ----------------------------
5.    Indicate whether the           6.             Description of shares
      notification is in respect of                 (including class),
      a holding of the person                       debentures or derivatives
      referred to in 3 or 4 above or                or financial instruments
      in respect of a non-beneficial                relating to shares
      interest

      IN RESPECT OF A HOLDING OF                    ORDINARY SHARES OF 25P EACH
      THE PERSON DISCHARGING
      MANAGERIAL RESPONSIBILITY IN
      3 ABOVE
----- ------------------------------- ------------- ----------------------------
7.    Name of registered             8.            State the nature of the
      shareholders(s) and, if more                 transaction
      than one, the number of shares
      held by each of them

      STEPHEN JAMES DEMPSEY                        EXERCISE OF 755 SAYE
                                                   OPTIONS GRANTED ON 6 MARCH
                                                   2001
----- ------------------------------ ------------- -----------------------------
9.    Number of shares, debentures   10.           Percentage of issued class
      or financial instruments                     acquired (treasury shares
      relating to shares acquired                  of that class should not be
                                                   taken into account when
                                                   calculating percentage)

      755                                          LESS THAN 0.01%
----- ----------------------------- -------------- -----------------------------
11.   Number of shares, debentures  12.            Percentage of issued class
      financial instruments                        disposed (treasury shares of
      relating to shares disposed                  that class should not be
                                                   taken into account when
                                                   calculating percentage)

      N/A                                          N/A
----- ----------------------------- -------------- -----------------------------
13.   Price per share or value of   14.            Date and place of
                                                   transaction

      755 AT 894P PER SHARE                        2 MAY 2006, WINDLESHAM
----- ----------------------------- -------------- -----------------------------
15.   Total holding following       16.            Date issuer informed of
      notification and                             transaction
      total percentage holding
      following notification (any
      treasury shares should
      not be taken into account
      when calculating percentage)

      5,176 SHARES / 309,627 OPTIONS               2 MAY 2006
-------------------------------------------------- -----------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
----- ----------------------------- -------------- ----------------------------
17.   Date of grant                 18.            Period during which or date
                                                   on which it can be exercised

----- ----------------------------  -------------- ----------------------------
19.   Total amount paid             20.            Description of shares or
      (if any) for grant                           debentures involved
      of the option

----- ---------------------------- --------------- -----------------------------
                                                   (class and number)


----- ---------------------------- --------------- -----------------------------
21.   Exercise price (if fixed at  22.             Total number of shares
      time of grant) or indication                 or debentures over which
      that price is to be fixed                    options held following
      at the time of exercise                      notification

----- ---------------------------- --------------- -----------------------------
23.   Any additional information   24.             Name of contact and
                                                   telephone number for
                                                   queries


--------------------------------------------------------------------------------

Name and signature of duly authorised officer of issuer responsible for making notification

KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR

Date of notification 5 MAY 2006
--------------------------------------------------------------------------------

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 8, 2006



                                  By: /s/  Sarah Larkins
                                      -----------------------------------
                                      Name:  Sarah Larkins
                                      Title:  Assistant Company Secretary